UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: March 30, 2016	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Corporate Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report for the year ended December 31, 2015